NAMOYA II GOLD PURCHASE AND SALE AGREEMENT

NAMOYA GOLD FORWARD HOLDINGS II LLC

- and –

BAIYIN INTERNATIONAL INVESTMENT LTD

– and –

BANRO CORPORATION

– and –

NAMOYA MINING S.A.

Dated as of July 12, 2017

- ii -

THIS GOLD PURCHASE AND SALE AGREEMENT dated as of July 12th, 2017.

BETWEEN:

NAMOYA GOLD FORWARD HOLDINGS II LLC, an entity existing under the laws of Delaware

(“Gramercy Purchaser”)

- and –

BAIYIN INTERNATIONAL INVESTMENT LTD, an entity existing under the laws of British Virgin Islands

(“RFW Purchaser, and collectively, the “Purchasers”)

- and -

BANRO CORPORATION, a corporation existing under the laws of Canada

(“Banro”)

- and -

NAMOYA MINING S.A., a corporation existing under the laws of the Democratic Republic of the Congo

(the “Seller”)

WITNESSES THAT:

WHEREAS capitalized terms when used in these recitals shall have the respective meanings set forth in Article 1 of this Agreement;

AND WHEREAS the Seller is an indirect subsidiary of Banro and is the owner of a 100% interest in the Namoya Project;

AND WHEREAS the Seller has agreed to sell, and the Purchasers have agreed to purchase, in accordance with each Purchaser’s Pro Rata Share (as defined below) Refined Gold (as defined below) from the Namoya Project;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, including in the recitals and schedules hereto:

“Additional Gold Delivery Amount” has the meaning set out in Section 4.2.

“Additional Gold Delivery Date” means in respect of each Monthly Delivery Date, the day that falls two Business Days after such Monthly Delivery Date.

“Affiliate” means, in relation to any person or entity, any other person or entity controlling, controlled by or under common control with such first mentioned person or entity.

“Agreement” means this gold purchase and sale agreement and all attached schedules, in each case as the same may be amended, restated, amended and restated, supplemented, modified or superseded from time to time in accordance with the terms hereof.

“Applicable Laws” means any international, federal, state, provincial or municipal law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a person or any of its properties, assets, business or operations.

“Approvals” means all authorizations, licenses, permits, concessions, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Authority or stock exchange, in connection with the completion of the transactions contemplated by this Agreement.

“Arbitration Rules” means the Rules of Arbitration of the International Chamber of Commerce.

“Assignment, Subordination and Postponement of Claims” has the meaning set out in Section 8.2(c) ..

“Banro Event of Default” has the meaning set out in Section 10.1.

“Banro Group Entity” means the PSA Entities and their respective Affiliates from time to time.

“Baiyin Security Agreement” means the contemplated security agreement (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time) between Twangiza Mining S.A. and Baiyin International Investment Ltd in connection with the financing of specific equipment.

“Business Day” means any day other than Saturday or Sunday or a day that is a statutory holiday under the laws of the Province of Ontario, Canada, the laws of the State of Delaware, United States or the laws of South Africa.

“Capitalized Lease Obligation” means an obligation that would have been required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Change of Control” of a person (the “Subject Person”) means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction: (i) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Subject Person; or (ii) acquires control of the Subject Person; provided that a Change of Control shall not include any transaction that results in the Subject Person (if a Banro Group Entity) continuing to be, directly or indirectly, wholly-owned by Banro. For greater certainty, any transfer of equity interests of Banro between Gramercy Funds Management LLC, Resource Finance Works Limited, BlackRock World Mining Trust PLC and their respective Affiliates shall not result in a “Change of Control” for purposes of this Agreement.

“Closing Date” means the date hereof.

“Collateral Trust Agreement” means the amended and restated collateral trust agreement dated April 19, 2017 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time) among Banro, each of the guarantors named therein and TSX Trust Company.

“Confidential Information” has the meaning set out in Section 6.5(a) .

“Contaminant” means any solid, liquid, gas, odor, heat, sound, vibration, radiation, or combination of any of them, that does or is reasonably expected to:

(i)	impair the quality of the Environment for any use that can be made of it;

(ii)	injure or damage property or plant or animal life;

(iii)	adversely affect the health of any individual;

(iv)	impair the safety of any individual;

(v)	render any plant or animal life unfit for use by man; or

(vi)	create a liability under any Environmental Law;

and includes any “contaminant” within the meaning ascribed to such term in any Environmental Law.

“Deferred Revenue Financing Arrangements” means, except for this Agreement and any other gold purchase and sale agreements with Namoya GSA Holdings, Twangiza GFSA Holdings, RFW Banro II Investments Limited, RFW Banro Investments Limited, Baiyin International Investment Ltd, Namoya Gold Forward Holdings LLC or Namoya Gold Forward Holdings II LLC any financing transaction pursuant to which (a) Banro or any of the Banro Group Entities receive cash advances or deposits in respect of future revenues from the sale of specified mineral assets to a person other than an Affiliate, (b) such advances or deposits are recorded as liabilities, but not as debt, on the consolidated balance sheet of Banro and (c) such liability is amortized upon the delivery of such mineral assets.

“Delivery Period” means the period beginning January 1, 2018 and ending on the date on which the last Scheduled Monthly Quantity is delivered.

“Disqualified Stock” means, with respect to any person, any shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any preferred stock and limited liability or partnership interests (whether general or limited) (collectively, “Capital Stock”) of such person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(i)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(ii)

is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of Banro or the Banro Group Entities (it being understood that upon such conversion or exchange it shall be an incurrence of such Indebtedness or Disqualified Stock)); or

(iii)	is redeemable at the option of the holder of the Capital Stock in whole or in part.

“Distribution” means, with respect to any PSA Entity, any payment, directly or indirectly, by such PSA Entity of any:

(i)	dividend in cash or other property or assets or return of any capital to any of its Affiliates;

(ii)

management fee paid or comparable payment to any Affiliate of such PSA Entity or to any director or officer of such PSA Entity or Affiliate of such PSA Entity, or to any person not dealing at arm’s length with such PSA Entity or Affiliate, director or officer; or

(iii)	indebtedness owing by such PSA Entity to a creditor that is an Affiliate by way of intercompany debt or otherwise.

“Encumbrances” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, deed of trust, deemed trust, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under Applicable Law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement; provided that in no event shall an operating lease be deemed to constitute an Encumbrance.

“Environment” means the ambient air, all layers of the atmosphere, surface water, underground water, all land (surface and underground), all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms, and includes indoor and underground spaces.

“Environmental Laws” means any Applicable Laws relating to the Environment, occupational health or safety, industrial hygiene, product liability or any past, present or future activity, event or circumstance in respect of any Hazardous Materials (including the use, handling, transportation, production, disposal, discharge or storage thereof or the terms of any Approval issued in connection therewith) or the environmental conditions on, under or about any real property (including soil, groundwater and indoor, underground and ambient air conditions).

“Gold Price” means, with respect to any day, the afternoon per ounce gold fixing price in U.S. dollars quoted by the London Bullion Market Association for Refined Gold on such day or, if such day is not a trading day, the immediately preceding trading day; provided that if, for any reason, the London Bullion Market Association is no longer in operation, or if the price of Refined Gold is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Gold Price shall be determined by reference to the price of Refined Gold in a manner endorsed by the World Gold Council, failing which the Gold Price shall be determined by reference to the price of gold on a commodity futures exchange mutually acceptable to the Parties acting reasonably.

“Governmental Authority” means any national, federal, state, provincial, regional, municipal, territorial or local government, agency, department, ministry, authority, board, bureau, tribunal, commission, official, court or securities commission, and any person entitled under Applicable Law to exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaus, arbitrators and arbitration panels, and any authority or other person controlled by any of the foregoing.

“Group Collateral” has the meaning set out in Section 8.2(b) .

“Group Security Agreements” has the meaning set out in Section 8.2(b)

“Guarantors” means Banro, Twangiza Mining S.A., Banro Congo Mining S.A., Kamituga Mining S.A. and Lugushwa Mining S.A.

“Hazardous Materials” means any pollutant or Contaminant, including any hazardous, dangerous, registrable or toxic chemical, material or other substance within the meaning of any Environmental Law.

“IFRS” means the international financial reporting standards as issued by the International Accounting Standards Board as in effect from time to time. All ratios and computations based on IFRS contained in this Agreement shall be computed in conformity with IFRS.

“Indebtedness” of any person means, without duplication:

(i)	the principal of and premium (if any) in respect of indebtedness of such person for borrowed money;

(ii)	the principal of and premium (if any) in respect of obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(iii)

the principal component of all obligations of such person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of incurrence);

(iv)

the principal component of all obligations of such person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except (A) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (B) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such person;

(v)	an obligation that would have been required to be classified and accounted for as a capitalized lease for financial reporting purposes;

(vi)	Deferred Revenue Financing Arrangements;

(vii)

the principal component or liquidation preference of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or any preferred shares in the capital of such person (but excluding, in each case, any accrued dividends);

(viii)

the principal component of all Indebtedness of other persons secured by an Encumbrance on any asset of such person, whether or not such Indebtedness is assumed by such person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other persons;

(ix)	the principal component of Indebtedness of other persons to the extent guaranteed by such person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(x)

to the extent not otherwise included in this definition, net obligations of such person under hedging obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such hedging obligation that would be payable by such person at such time); and

(xi)

to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to a securitization transaction or series of securitization transactions.

Notwithstanding the foregoing: (i) money borrowed and set aside at the time of the incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness”; provided that such money is held to secure the payment of such interest; (ii) in connection with the purchase by Banro or any of the Banro Group Entities of any business, the term “Indebtedness” will exclude post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; and (iii) “Indebtedness” shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, reclamation obligations are not and will not be deemed to be Indebtedness.

In addition, “Indebtedness” of the Banro Group Entities shall include (without duplication) Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of Banro if:

(i)	such Indebtedness is the obligation of a partnership or joint venture that is not a subsidiary of Banro (a “Joint Venture”);

(ii)	Banro or a Banro Group Entity is a general partner of the Joint Venture (a “General Partner”); and

(iii)	there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of the Banro Group Entities;

and then such Indebtedness shall be included in an amount not to exceed:

(A)

the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of any of the Banro Group Entities; or

(B)

if less than the amount determined pursuant to clause (A) immediately above, the actual amount of such Indebtedness that is recourse to the Banro Group Entities, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)

proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)

a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent (unless vacated within 60 days), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under Applicable Laws relating to bankruptcy, insolvency or relief of debtors unless such petition is dismissed within 60 days of first being sought;

(iii)

it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets unless such assignment or appointment is dismissed within 60 days of commencement of such proceeding;

(iv)	a resolution of its board of directors is passed for the receivership or similar insolvent winding-up or liquidation of it; or

(v)	anything analogous or having a similar effect to an event listed in paragraphs (i) to (iv) above occurs in respect of that person.

“Lenders” means any person that provides any Secured Financing, excluding any Banro Group Entity.

“Material Adverse Effect” means any event, occurrence, change or effect that, when taken individually or together with all other events, occurrences, changes or effects, is or could reasonably be expected to:

(i)	materially limit, restrict or impair the ability of any PSA Entity to perform its obligations under this Agreement;

(ii)

limit, restrict or impair the ability of the Seller to operate the Namoya Project in all material respects in accordance with the Operating Plan for the Namoya Project in effect at the time of the event, occurrence, change or effect;

(iii)	affect the validity, perfection or priority of the security under the Security Agreements; or

(iv)	result in a Banro Event of Default.

“Minimum Gold Price” means $1,100 per ounce.

“Monthly Delivery Date” means the date no later than the fifth Business Day after the end of each calendar month.

“Namoya Holdcos” means together, Banro Group (Barbados) Limited and Namoya (Barbados) Limited.

“Namoya Project” means the Properties and the mining operations developed, constructed and operated at and in respect of the Properties.

“Net Proceeds” means with respect to the proceeds under any insurance policy, the aggregate amount received by any Banro Group Entity in connection with such receipt of insurance proceeds less the reasonable fees, costs and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Purchasers upon request) incurred or paid to a third party (other than such insurer) by any Banro Group Entity in connection with the claim under the insurance policy giving rise to such proceeds.

“NI-43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as may be amended from time to time, or any successor instrument, rule or policy.

“Note Indenture” means the indenture dated April 19, 2017 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time) among Banro, as issuer, each of the guarantors named therein, TSX Trust Company, as Canadian Trustee and collateral agent and The Bank of New York Mellon, as U.S. Trustee.

“Operating Plan” means the life of mine operating plan for the Namoya Project delivered to the Purchasers on the date hereof.

“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Authority or other decision-making authority of competent jurisdiction.

“Parties” means the parties to this Agreement.

“Payable Gold” means 20,923.464 ounces of Refined Gold.

“Permits” means all licenses, permits, approvals (including environmental approvals) authorizations, rights (including surface and access rights and rights of way, and access to water and power), privileges, concessions or franchises necessary for the construction, development and operation of the Namoya Project as is contemplated by the Operating Plan.

“Permitted Distributions” means any payment of Distributions required to satisfy any obligation under this Agreement, Applicable Laws or the terms of any Secured Financing entered into in accordance with this Agreement, as a result of any Affiliate of any PSA Entity not otherwise having sufficient funds to satisfy such obligation.

“Permitted Encumbrances” means:

(i)	prior to the termination of the Note Indenture, Encumbrances permitted under the Note Indenture;

(ii)	following the termination of the Note Indenture:

(A)

inchoate or statutory liens for taxes, assessments, royalties payable to a Governmental Authority, rents or charges not at the time due or payable, or being contested in good faith through appropriate proceedings;

(B)	statutory liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation other than in the context of a breach of laws or Permits;

(C)	any reservations, or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any Properties or comprising the Properties;

(D)

minor discrepancies in the legal description or acreage of or associated with the Properties or any adjoining properties which would be disclosed in an up to date survey, and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Properties for the purpose of conducting and carrying out mining operations thereon;

(E)

rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances, surface access rights or other restrictions as to the use of the Properties, which do not in the aggregate materially detract from the use of the Properties for the purpose of conducting and carrying out mining operations thereon;

(F)

liens or other rights granted by a PSA Entity to secure performance of statutory obligations or regulatory requirements (including reclamation obligations) other than in the context of a breach of laws or Permits;

(G)	security deposits with any Governmental Authority and utilities in the ordinary course of business of a Banro Group Entity (including, to the extent applicable, any reclamation obligations); and

(H)	liens securing Permitted Indebtedness listed in clauses (ii)(1), (2), (5) and (7) as restricted pursuant to such clause of such definition.

“Permitted Indebtedness” means:

(i)	prior to the termination of the Note Indenture, Indebtedness permitted in accordance with the terms thereof; and

(ii)	following the termination of the Note Indenture:

(1)

Indebtedness incurred under this Agreement and the Security Agreements, together with the gold purchase and sale agreements of the Banro Group Entities with the Purchasers, Twangiza GFSA Holdings, Namoya GSA Holdings, RFW Banro Investments Limited, RFW Banro II Investments Limited and Namoya Gold Forward Holdings LLC (as each may be amended or restated from time to time);

(2)	Indebtedness incurred under the letter agreement dated July 15, 2016 among Baiyin International Investment Ltd and Twangiza Mining S.A. (as amended or restated from time to time);

(3)	certain unsecured Indebtedness as set out in Schedule A;

(4)	any security deposits with any Governmental Authority and utilities in the ordinary course of business of a Banro Group Entity (including, to the extent applicable, any reclamation obligations);

(5)

Indebtedness (including Capitalized Lease Obligations) of a Banro Group Entity incurred to finance the purchase, design, lease, construction, repair, replacement or improvement of any property (real or personal), plant or equipment used or to be used in a Similar Business and any Indebtedness of a Banro Group Entity that serves to refund or refinance any Indebtedness Incurred pursuant to this clause (5), in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause (5) and then outstanding, will not exceed $25,000,000, from time to time; provided however, for greater certainty, any lease liabilities associated with hydro power, wind power or solar power solutions, including those covered under IFRIC 4, are not included in the aforementioned threshold of $25,000,000;

(6)

Indebtedness incurred by a Banro Group Entity in favour of another Banro Group Entity that is subject to an Assignment, Subordination and Postponement of Claims, or is the subject of a plan for intercompany Indebtedness that has been approved by the Purchasers;

(7)

Indebtedness incurred by a Banro Group Entity in an aggregate outstanding principal amount, together with the Secured Amount, not to exceed $20,000,000 from time to time provided that such Indebtedness is in the form of new working capital loans, credit facilities, letters of credit or fixed quantity Deferred Revenue Financing Arrangements, and provided further that (A) any security granted therefor shall have been granted in favour of the Purchasers or the Collateral Agent on their behalf; and (B) the ranking of the PSA Obligations vis-à-vis such secured Indebtedness shall correspond to the ranking of the PSA Obligations vis-à-vis the notes issued under the Note Indenture; and

(8)

Indebtedness incurred by a Banro Group Entity in an aggregate outstanding principal amount which, when taken together with the principal amount of all other unsecured Indebtedness incurred pursuant to this clause (8) and then outstanding, will not exceed $20,000,000 from time to time.

“person” includes an individual, corporation, body corporate, limited or general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, Governmental Authority or any other type of organization, whether or not a legal entity.

“Prepayment Amount” means $20,000,000.00.

“Priority Lien Encumbrances” means those Encumbrances that constitute Priority Liens (as defined in the Collateral Trust Agreement) and the Encumbrances granted pursuant to the Baiyin Security Agreement, in each case ranking prior to the Secured Amount and Parity Liens (as defined in the Collateral Trust Agreement) ranking pari passu with the Secured Amount.

“Processing Plant” means any mill or other processing facility owned or operated or both by any Banro Group Entity located on or near the Properties, to the extent that such mill or processing facility was built with the primary intention of processing ore from the Properties, or at which Produced Gold is processed.

“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Properties, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Properties, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of minerals mined, produced, extracted or otherwise recovered from the Properties.

“Project Assets” means the shares in the capital of the PSA Entities (other than Banro) and the Properties, Processing Plant and all present and after-acquired real or personal property, used or acquired for use by any Banro Group Entity in connection with the mining, production or extraction of gold from the Properties.

“Project Collateral” means (A) the Project Assets, including all present and after-acquired personal property used in connection with, relating to or arising out of, in whole or in part, the Namoya Project, and (B) the Produced Gold, and in each case including all proceeds thereof except sales of Produced Gold in the ordinary course of business.

“Properties” means the mineral claims, mineral leases and other mining rights, concessions and interests listed in Schedule B, including all buildings structures improvements, appurtenances and fixtures that form part of the Namoya Project, whether created privately or by the action of any Governmental Authority, and includes any term extension, renewal, replacement, conversion or substitution of any such mineral claims, mineral leases and other mining rights, concessions or interests, owned or in respect of which an interest is held, directly or indirectly, by any Banro Group Entity at any time during the Delivery Period, whether or not such ownership or interest is held continuously. The Properties are depicted in the map included in Schedule B.

“Pro Rata Share” means, in respect of Gramercy Purchaser, 44.235% and in respect of RFW Purchaser, 55.765%, which proportions result in the division of the Prepayment Amount, Scheduled Monthly Deliveries and Payable Gold as set out in Schedule H.

“PSA Collateral” means the Project Collateral, the Group Collateral and the assets charged under the Assignment, Subordination and Postponement of Claims.

“PSA Entity” means Banro and the Seller, and any other Affiliate of Banro (now or hereafter incorporated) that acquires any interest in the Namoya Project.

“PSA Obligations” means all present and future debts, liabilities and obligations of PSA Entities, or all of them, to the Purchasers under this Agreement.

“PSA Security” means the charges and security interests granted in favour of the Purchasers pursuant to the Security Agreements.

“Purchaser Event of Default” has the meaning set out in Section 11.1.

“Receiving Party” has the meaning set out in Section 6.5(a) .

“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to standards meeting or exceeding 995 parts per 1,000 fine gold.

“Reimbursable Expenses” has the meaning set out in Section 13.3.

“Restricted Person” means any person or entity that:

(i)	is named, identified, described on or included on any of:

(1)	the lists maintained by the Office of the Superintendent of Financial Institutions Canada with respect to terrorism financing;

(2)	the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(3)	the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(4)	the Specially Designated Nationals Blocked Persons List compiled by the U.S. Office of Foreign Assets Control; or

(5)	the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324;

(ii)	is subject to trade restrictions under United States law, including, but not limited to:

(1)	the International Emergency Economic Powers Act , 50 U.S.C.; or

(2)

the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107 56; or

(iii)	is a person or entity who is an Affiliate of a person or entity listed above.

“Scheduled Monthly Quantities” means 1,743.622 ounces of Refined Gold.

“Secured Amount” has the meaning set out in Section 8.2(a) .

“Secured Financing” means any Indebtedness for borrowed money of, or lending facility or other financing arrangement (including any secured derivative transactions entered into in connection with such Indebtedness, or any other hedge financing) in favour of, any Banro Group Entity that is secured by all or any part of the Project Assets.

“Security Agreements” means the Seller Security Agreements, the Group Security Agreements and the Assignment, Subordination and Postponement of Claims.

“Seller Security Agreements” has the meaning set out in Section 8.2(a) .

“Stated Maturity” means, with respect to any security, the date specified in the agreement governing or certificate relating to such Indebtedness as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but not including any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Tax” or “Taxes” means all taxes, surtaxes, levies, tariffs, fees, assessments and other charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income or profits taxes (including federal, provincial, and state income taxes) other than income or profits taxes levied in respect of the income or profits of the Purchasers, non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other charges and obligations of the same or of a similar nature to any of the foregoing.

“Time of Delivery” has the meaning set out in Section 2.2(b) .

“Transfer” means to sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including expropriation or other transfer required or imposed by law or any Governmental Authority, whether voluntary or involuntary).

1.2	Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)

The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)	References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement.

(c)	Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)	A person (first person) is considered to control another person (second person) if:

(i)

the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(ii)	the first person directly or indirectly exercises control or direction over the majority of the directors or has the ability to control the management and policies of the second person;

(iii)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iv)	the second person is a limited partnership and the general partner of the limited partnership is the first person or the control person or the general partner,

and “controls”, “controlling”, “controlled by” and “under common control” have corresponding meanings.

(f)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under generally accepted accounting principles applicable to such entity at the relevant time, in effect from time to time (which may be International Financial Reporting Standards), consistently applied, and all determinations of an accounting nature required to be made shall be made in a manner consistent with such applicable generally accepted accounting principles.

(i)

A reference to a statute includes all regulations made pursuant to and rules promulgated under such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation from time to time.

(j)	Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(k)

In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day.

(l)	Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

(m)	The following schedules are attached to and form part of this Agreement:

Schedule A	-	Permitted prior unsecured indebtedness

Schedule B	-	Description of Seller’s Properties (with map)

Schedule C	-	Security Agreements

Schedule D	-	Banro and Seller Representations and Warranties

Schedule E	-	Purchasers Representations and Warranties

Schedule F	-	Termination Amount

Schedule G	-	Dispute Resolution

Schedule H	-	Pro Rata Share

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale of Payable Gold

(a)

Subject to and in accordance with the terms of this Agreement, the Seller hereby agrees to sell to the Purchasers, and the Purchasers hereby agree, in accordance with each Purchaser’s Pro Rata Share, to purchase from the Seller, the Payable Gold, free and clear of all Encumbrances, in exchange for the Prepayment Amount.

(b)

As further provided in Section 4.3(b) Payable Gold shall not be reduced for, and the Purchasers shall not be responsible for, any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other similar charges or deductions, regardless of whether such charges or deductions are expressed as a specific metal deduction, separate and apart from the recovery rate pursuant to the terms of any applicable processor agreement.

2.2	Delivery Obligations

(a)

During the Delivery Period, the Payable Gold shall be sold and delivered to the Purchasers, in accordance with each Purchaser’s Pro Rata Share, on each Monthly Delivery Date in the Scheduled Monthly Quantities in accordance with the terms of this Agreement.

(b)

The Seller shall deliver to the Purchasers, in accordance with each Purchaser’s Pro Rata Share, all Payable Gold to be delivered under this Agreement by way of credit or allocation to the metal account or accounts designated by each of the Purchasers from time to time, or physical delivery to such other location specified by such Purchaser from time to time on 15 Business Days’ prior written notice or as otherwise consented to by the Seller, such consent not to be unreasonably withheld. Delivery of the Payable Gold to each of the Purchasers shall be deemed to have been made at the time on the date the Payable Gold is credited or allocated or physically delivered, as applicable, to the designated metal account of the Purchasers (the “Time of Delivery”). Title to, and risk of loss of, the Payable Gold shall pass from the Seller to each of the Purchasers at the Time of Delivery. The Seller acknowledges that the Purchasers intend to engage a selling agent that will take delivery of the Payable Gold on behalf of the Purchasers for purposes of monetizing the Payable Gold. All costs and expenses pertaining to each delivery of the Payable Gold to the Purchasers, including such selling arrangements, shall be borne by the Seller so long as the Purchasers’ accounts/delivery locations are in customary locations in United Kingdom, Switzerland or South Africa.

(c)

The Seller hereby represents and warrants to each of the Purchasers that, at each Time of Delivery (i) the Seller will be the legal and beneficial owner of the Payable Gold credited or physically allocated to the designated metal account of the Purchaser, (ii) the Seller will have good, valid and marketable title to such Payable Gold, and (iii) such Payable Gold will be free and clear of all Encumbrances.

(d)

The Seller shall not sell or deliver to the Purchasers, (for purposes of this Agreement and at any time during the term of this Agreement) any Refined Gold that has been directly or indirectly purchased on a commodity exchange, a commodity futures exchange or from another similar source. The Seller shall have the option to fulfill a gold delivery obligation hereunder by obtaining gold from other sources from time to time including from mining operations of Affiliates or physical gold purchases from a refiner for delivery to the Purchasers, at its sole discretion. The Parties acknowledge that the Seller shall not be obliged to sell or deliver to the Purchasers the Refined Gold physically resulting from Produced Gold.

ARTICLE 3
PREPAYMENT

3.1	Prepayment

(a)

In connection with the respective promises and covenants contained herein, including the sale and delivery by the Seller to the Purchasers of the Payable Gold in accordance with each Purchaser's Pro Rata Share, the Purchasers hereby agree to pay, in accordance with each Purchaser's Pro Rata Share, the Prepayment Amount in cash against, and as a prepayment of the purchase price for the Payable Gold, subject to the conditions set out in Sections 3.2 and 3.3.

(b)

No interest will be payable by the Seller on or in respect of the Prepayment Amount except as expressly provided in this Agreement. The Purchasers will not be entitled to demand repayment of the Prepayment Amount except to the extent expressly set forth in this Agreement.

3.2	Use of Prepayment Amount

The Seller shall use, and Banro shall cause to be used, the Prepayment Amount only for the payment of supplies and spares (US$8,000,000), interest on the notes under the Note Indenture (US$5,000,000) and the balance (US$7,000,000) for the reduction of accounts payable.

3.3	Conditions Precedent in Favour of the Purchasers

The Purchasers shall pay or cause to be paid, in accordance with their Pro Rata Share, the Prepayment Amount to or to the order of the Seller on the Closing Date, by wire transfer of immediately available funds to the bank account or accounts designated by the Seller in writing, once each of the following conditions has been satisfied in full:

(a)

Banro and the Seller shall have delivered to the Purchasers a certificate of status, good standing or compliance (or equivalent) for each PSA Entity and the Namoya Holdcos, issued by the relevant Governmental Authority dated no earlier than five Business Days prior to the Closing Date;

(b)

Each of Banro and the Seller shall have executed and delivered to the Purchasers a certificate of a senior officer of each in form and substance satisfactory to the Purchasers, acting reasonably, dated as of the Closing Date, as to the constating documents of each; the resolutions of the board of directors of each authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement; and such other matters pertaining to the transactions contemplated hereby as the Purchasers may reasonably require;

(c)

Banro and the Seller shall have delivered to the Purchasers a favourable opinion, in form and substance satisfactory to the Purchasers, acting reasonably, dated as of the Closing Date, from external legal counsel to Banro, the Seller, the Namoya Holdcos and the PSA Entities as to (i) the legal status of each, (ii) the corporate power and authority of each to execute, deliver and perform this Agreement and the Security Agreements to which it is a party, (iii) the execution and delivery of this Agreement and the Security Agreements to which it is a party and the enforceability of this Agreement and the Security Agreements against each, (iv) that this Agreement and the Security Agreements, and the performance by Banro and the Seller of the obligations hereunder or thereunder, do not conflict with, violate, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), the Note Indenture, the Collateral Trust Agreement, or any of the Collateral Documents (as defined in the Note Indenture) governed by Ontario law, (v) the outstanding share capital of the Seller and the Namoya Holdcos, (vi) the Seller being qualified and licensed to conduct operations as contemplated by the Operating Plan; and (vii) there being no Encumbrances registered against the Seller other than pursuant to the Collateral Trust Agreement and the Baiyin Security Agreement;

(d)

Banro and the Seller shall have delivered to the Purchasers a legal opinion addressed to the Purchasers from external counsel, in form and substance satisfactory to the Purchasers, with respect to title to the Properties dated as of the Closing Date;

(e)

each Banro Group Entity shall have executed and delivered, as security for the performance of their obligations to the Purchasers under this Agreement, the Security Agreements set out in Schedule C and such executed Security Agreements shall have been registered, filed or recorded in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of the Purchasers, under such Security Agreements,

(f)

Seller shall execute and deliver an agreement or amended agreement with the Purchasers and Auramet International LLC (“Auramet”), creating an account in favour of each Purchaser and setting out the terms by which Auramet will assist the Purchasers in monetizing deliveries of Payable Gold, and the Seller shall execute and deliver an amended agreement between the Seller, TSX Trust Company and Rand Refinery (Pty) Limited regarding the segregation and pledge of certain accounts; and

(g)	Banro and the Seller shall have delivered to the Purchasers prior to the Closing Date a certificate of insurance coverage or other evidence of acceptable insurance coverage.

3.4	Conditions Precedent in Favour of the Seller

On or before the Closing Date, each of the Purchasers will satisfy each of the following conditions:

(a)	each of the Purchasers shall have delivered to the Seller a certificate of status, good standing or compliance (or equivalent) for such Purchaser, issued by the relevant Governmental Authority;

(b)

each of the Purchasers shall have executed and delivered to Banro and the Seller a certificate of a senior officer of such Purchaser, in form and substance satisfactory to Banro and the Seller, acting reasonably, as to the constating documents of such Purchaser; the resolutions of the directors of such Purchaser, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement on behalf of such Purchaser; and such other matters pertaining to the transactions contemplated hereby as Banro and the Seller may reasonably require;

(c)	[intentionally deleted]; and

(d)

each of the Purchasers shall have certified to Banro and the Seller that, as of the Closing Date (i) all of the representations and warranties made by such Purchaser pursuant to this Agreement are true and correct in all material respects on and as of such date, and (ii) no Purchaser Event of Default (or an event which with notice or lapse of time or both would become a Purchaser Event of Default) in respect of such Purchaser has occurred and is continuing.

3.5	Satisfaction of Conditions Precedent

(a)

Each Party shall use all reasonable commercial efforts and take all reasonable action as may be necessary or advisable, to satisfy and fulfil all the conditions set forth in this Article 3 by the date provided or, if no date is provided, as promptly as reasonably practicable. The Parties shall co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

(b)

Each of the conditions set forth in Section 3.3 is for the exclusive benefit of the Purchasers, and may be waived by the Purchasers in their discretion in whole or in part in writing. Each of the conditions set forth in Section 3.4 is for the exclusive benefit of Banro and the Seller, and may be waived by Banro and the Seller in their discretion in whole or in part in writing.

ARTICLE 4
ADDITIONAL PAYMENT TERMS

4.1	Payments

All payments of funds due by one Party to another under this Agreement shall be made in United States Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

4.2	Additional Gold Deliveries

On each Additional Gold Delivery Date, the Seller shall sell and deliver to the Purchasers, in accordance with each Purchaser’s Pro Rata Share, an amount of Refined Gold (an “Additional Gold Delivery Amount”) equal to the greater of:

(a)	zero; and

(b)	the product of:

(i)	the Scheduled Monthly Quantity delivered on the Monthly Delivery Date corresponding to such Additional Gold Delivery Date, and

(ii)	an amount equal to:

(A)	the Minimum Gold Price minus

(B)	the Gold Price on the Business Day following the Monthly Delivery Date,

divided by the Gold Price on the Business Day following the Monthly Delivery Date.

Each Additional Gold Delivery Amount shall be delivered in accordance with the provisions of this Agreement.

4.3	Taxes

(a)

All deliveries of Refined Gold and all payments and transfers of property of any kind made under this Agreement and related Security Agreements by the Seller or any of its Affiliates to the Purchasers shall be made without any deduction, withholding, charge or levy on account of any Taxes, all of which shall be for the sole account of the Seller. All Taxes, if any, as are required to be so deducted, withheld, charged or levied by the Seller or any of its Affiliates on any such delivery or payment, shall be paid by the Seller delivering or paying to the Purchasers or on their behalf, in addition to such delivery or payment, such additional delivery or payment as is necessary to ensure that the net amount received by the Purchasers (net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount that the Purchasers would have received had no such deduction, withholding, charge or levy been required.

(b)

If a Purchaser receives a refund of any Taxes with respect to which the Seller has paid additional amounts pursuant to Section 4.3(a) hereof, such Purchaser shall pay such amount to the Seller (but only to the extent of additional amounts paid by the Seller under Section 4.3(a) with respect to the Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses of such Purchaser and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Seller, upon the request of such Purchaser, shall repay the amount paid to the Seller (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Purchaser if such Purchaser is required to repay such refund to such Governmental Authority.

4.4	New Tax Laws

In the event that any new Tax is implemented, or there shall occur any revision in, implementation of, amendment to or interpretation of any existing Tax, in each case that has an adverse effect on any of the Parties or any of their Affiliates in respect of the transactions contemplated by this Agreement, then the Purchasers, on the one hand, and the Seller on the other hand, agree that they shall negotiate in good faith with each other to amend this Agreement so that the other Parties and their Affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse effect on the Seller and its Affiliates on the one hand, and the Purchasers and their Affiliates on the other hand.

4.5	Overdue Payments

Any payment or delivery of Payable Gold not made by a Party on or by any applicable payment referred to in this Agreement shall incur interest from the due date until such payment or delivery is paid or made in full at a per annum rate equal to [Redacted], calculated and compounded monthly in arrears. Any dollar amount or Refined Gold owing by a Party to any other Party under this Agreement may be set off against any dollar amount or Refined Gold owed to such Party by the other Party. Any amount of Refined Gold set off and withheld against any non-payment by a Party shall be valued at the Gold Price as of the first trading day that such amount of Refined Gold became payable to such Party.

ARTICLE 5
REPORTING; BOOKS AND RECORDS

5.1	Notice of Information

Prior to delivery to the Purchasers of any of the information set out in this Article 5 or otherwise in this Agreement, Banro and the Seller shall inform the Purchasers if such information would be considered material non-public information of Banro. In such event, each of the Purchasers shall have the option, in its sole discretion, to (a) refuse to accept such information, or (b) require that such information be either (i) publicly disclosed within two Business Days, or (ii) where such information constitutes scientific and technical information representing a material change to the Namoya Project, delivered at a subsequent date within 45 days, together with an updated technical report in accordance with NI 43-101, and notice of such refusal or delayed delivery will constitute a valid waiver, or partial waiver, as the case may be, of the obligation to deliver such information.

Notwithstanding the foregoing, Banro shall deliver to the Purchasers, no later than the Business Day following receipt by Banro or its Affiliates, a copy of any correspondence received by Banro or its Affiliates from any Governmental Authority regarding (i) the Purchasers, (ii) Gramercy Funds Management LLC (“GFM”), (iii) any Affiliate, employee, officer or director of the Purchasers or GFM, or (iv) any entity managed by GFM (each such person related to Gramercy Purchaser or GFM referenced in clause (i) to (iv), a “Gramercy Entity”, and related to RFW Purchaser, “RFW Entity”) with respect to such Gramercy Entity’s or RFW Entity’s equity, debt or other interest in Banro or its Affiliates; and the Gramercy Entity shall have a reasonable opportunity to review and comment on any response materials to be provided by Banro to such Governmental Authority and any such comments shall be reasonably considered.

5.2	Annual Reporting

At least once every 12 months and no later than February 15 of each calendar year, and within 15 days whenever an update to the Operating Plan is adopted by management of Banro or any of the Banro Group Entities which update includes a material change in the annual production forecast included in the Operating Plan, the Seller shall provide to the Purchasers:

(a)

a forecast, substantially in the form of the Operating Plan, of the number of payable ounces of gold expected to be produced over the next calendar year on a month by month basis and over the remaining life of the mine on a year by year basis, including:

(i)	types, tonnes and gold grade of ore to be mined; and

(ii)	types, tonnes and gold grade of ore to be stockpiled;

(b)

listing of the Operating Plan assumptions, including operating and capital expenditure assumptions, exchange rates and metal prices used for short term and long term planning purposes in developing the forecast referred to in Section 5.2(a);

(c)	a schedule of all indebtedness and Encumbrances of the Banro Group Entities at the preceding year end;

(d)	a statement setting out the actual tonnes and gold grade of ore stockpiled as of the start of the period covered by the Operating Plan; and

(e)

a statement setting out the gold reserves and resources (by category) for the Properties, all calculated in accordance with the standards of the Canadian Institute of Mining and Metallurgy and NI 43-101, and the assumptions used, including cut-off grade, metal prices and metal recoveries.

5.3	Notice of Amendments to Plans, Schedules, Project Costs and Other Matters

If, at any time, the Operating Plan is subject to a material amendment, then, within 15 days after such amendment or amendments is or are made, the amended plan, together with the information in Sections 5.2(a), 5.2(b), 5.2(c) and 5.2(e) shall be provided by the Seller to the Purchasers. For the purposes of this Section 5.3 only, materiality shall mean (a) with respect to gold production, a 5% change in total gold production under the Operating Plan; or (b) with respect to proven and probable reserves, a reduction of more than 10% (not taking into account any reductions resulting from depletion in accordance with ordinary course operations); or (c) with respect to guidance for the next twelve (12) month period, a 10% change in production guidance.

5.4	Audit

If during the Delivery Period, Banro shall cease to be a reporting issuer under Applicable Law, the PSA Entities shall permit the Purchasers and their authorized representatives and agents to perform audits or other reviews and examinations of its books and records from time to time at reasonable times at the Purchasers’ sole risk and expense and upon five Business Days’ notice, to confirm compliance with the terms of this Agreement, provided that unless there is a continuing Banro Event of Default, the Purchasers and their authorized representatives and agents will not exercise such rights more often than one (1) time during any calendar quarter. The Purchasers shall diligently complete any audit or other examination permitted hereunder.

5.5	Inspections

(a)

Upon no less than ten (10) Business Days’ notice to Banro and the Seller and not more frequently than semi-annually and subject at all times to the workplace rules and supervision of the Seller, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Properties, the Seller shall grant, or cause to be granted, to the Purchasers and their representatives and agents, at reasonable times and at the Purchasers’ sole risk and expense, the right to access the Properties and the facilities of the Namoya Project, in each case to monitor the mining and processing operations on the Namoya Project. Provided there has been no Banro Event of Default that is continuing, the Purchasers may avail themselves of such right of access a maximum of twice each per calendar year (including the mill in respect thereof), and for this purpose, invitations from Banro will not reduce the number of visits the Purchasers may request.

(b)

Upon no less than 15 Business Days’ notice to Banro and the Seller and not more frequently than annually (which limit will not include tours at the invitation of Banro), the Purchasers shall have the right to conduct an investors tour on the Namoya Project; provided that such tours shall not unreasonably interfere with the Seller’s activities and operations at the Namoya Project and provided that such tours shall not include any gold producer reasonably considered to be a competitor of Banro and the Seller. Such investor tours shall be at the sole risk and expense of the Purchasers and its invitees, and the Purchasers shall (a) comply and request that its invitees comply with the policies and procedures that the Seller applies to its own invitees; (b) give Banro and the Seller prompt notice of any injuries, property damage or environmental harm that may occur during such visit; and (c) indemnify, defend and hold Banro and the Seller harmless from any loss, liability, damage, claim or demand by reason of injury to the Purchasers or any of their respective invitees, employees, officers, directors, agents, or representatives caused by the Purchasers’ exercise of its rights under this Section.

ARTICLE 6
COVENANTS

6.1	Conduct of Operations

(a)

Banro and the Seller will, and will cause all PSA Entities to, operate the Namoya Project on a commercial basis as though the Seller has a full economic interest in all the gold produced from the Properties. Banro and the Seller shall ensure that (i) all cut-off grade, short term mine planning and production decisions concerning the Namoya Project shall be based on gold prices typical of normal industry practice and consistent with the practices of Banro and its Affiliates as at the date of this Agreement in connection with such decisions, and (ii) all longer term planning and resource and reserve calculations concerning the Namoya Project shall use gold prices based on normal industry practice and consistent with the historical practices of Banro and its Affiliates in connection with such planning and calculations.

(b)

Subject to Section 6.1(a), all decisions regarding the Namoya Project, including all decisions concerning the methods, extent, times, procedures and techniques of any (i) exploration, development and mining related to the Namoya Project, including spending on capital expenditures, (ii) leaching, milling, processing or extraction, (iii) materials to be introduced on or to the Namoya Project, and (iv) except as provided herein, the sale of gold and terms thereof, shall be made by the Seller, in its sole discretion.

(c)

Notwithstanding Section 6.1(b), Banro and the Seller agree that all mining operations and activities pertaining to or in respect of the Namoya Project shall be performed in accordance with Applicable Laws, all applicable licences, permits and other authorizations and accepted mining, processing, engineering and environmental practices prevailing in the mining industry.

6.2	Processing Agreements

(a)          From and after the date hereof, the Seller (together with the PSA Entities from which Produced Gold is sold) shall be a party to any processing, dore purchase, offtake or similar agreements (each a “Processing Agreement”) and the PSA Entities party thereto shall be responsible for delivering all gold to such processor or purchaser, in such quantity, description and amounts and at such times and places as required under and in accordance with each Processing Agreement.

(b)          The PSA Entities shall cause all terms and conditions of any Processing Agreements or other agreements for the sale of Produced Gold entered into by a PSA Entity to be on commercially reasonable arm’s length terms and conditions. The Seller shall provide the Purchasers with a copy of any such agreements no later than five Business Days prior to the execution thereof.

(c)           Banro shall ensure that the final sale and delivery of doré shall only be made to a processor pursuant to a Processing Agreement. For greater certainty, nothing in this Section 6.2 shall prohibit the processing of Produced Gold by a PSA Entity, provided that the doré is eventually sold to a processor.

(d)          The only processor with whom a PSA Entity has entered into a Processing Agreement in respect of the Produced Gold is Rand Refinery (Pty) Limited.

6.3	Preservation of Corporate Existence

(a)

Except as permitted in Section 6.3(b), each of Banro and the Seller shall, and Banro shall cause each of the PSA Entities to, at all times from and after the date hereof do and cause to be done all things necessary or advisable to maintain its corporate existence.

(b)

Subject to Section 7.3, each of Banro and the Seller shall not, and Banro shall cause each of the PSA Entities not to consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all of its assets to, or reorganize, reincorporate or reconstitute into or as, another entity, or continue to any other jurisdiction unless at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, Transfer, or continuance, the resulting, surviving or transferee entity assumes in favour of the Purchasers all the obligations of such Party under this Agreement and any Security Agreement to which it is a party.

6.4	Insurance

(a)

The Seller shall ensure that each shipment of gold is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that risk of loss and damage for such gold is transferred to the processor.

(b)

Banro and the Seller shall insure the Namoya Project in such amounts and with such coverage as is customary in the mining industry for the operation of the Namoya Project. Banro and the Seller covenant and agree that in the event of any loss or damage that is insured prior to the end of the Delivery Period, the Seller shall at its option either (i) use all Net Proceeds of any insurance payment received by a Banro Group Entity to rebuild or repair all damaged facilities forming part of the Namoya Project, or (ii) use the Purchasers’ collective share of the Net Proceeds of such insurance payment received by any Banro Group Entity within 30 days after receipt of such proceeds by such Banro Group Entity, to acquire Refined Gold in accordance with Section 2.2(d) and shall deliver to the Purchasers, in accordance with each Purchaser’s Pro Rata Share, such amount of Refined Gold, the Purchasers’ collective share being calculated as the ratio of the net present value of Payable Gold not delivered to the Purchasers to the value of the Namoya Project when measured by the same criterion which establishes the value of such Purchasers’ interest. A failure to agree on the foregoing proportion is arbitrable under Section 13.1.

(c)

Banro and the Seller shall, on or prior to the Closing Date and upon the reasonable request of the Purchasers at reasonable intervals no more than once per year each, furnish to the Purchasers a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the PSA Entities in accordance with Section6.4(a). Banro and the Seller shall, upon the request of the Purchasers, provide the Purchasers with copies of all insurance policies as in effect from time to time relating to the Project Assets.

(d)

Banro and the Seller, acting reasonably, shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

6.5	Confidentiality

(a)

Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement, including any draft or final technical reports provided under Article 5 (“Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:

(i)

to its auditor, legal counsel, lenders, brokers, underwriters and investment bankers and to persons with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant (and to the legal counsel and advisors of any such entity), provided that such persons are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable;

(ii)

subject to Sections 6.5(c) and 13.9, where that disclosure is necessary to comply with Applicable Laws or court order, provided that such disclosure is limited to only that Confidential Information so required to be disclosed and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(iii)	for the purposes of the preparation of any arbitration proceeding commenced under Section 13.1;

(iv)

where such information is already widely known by the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(v)	with the consent of the disclosing Party; and

(vi)

to those of its and its Affiliates’ directors, officers, employees, representatives and agents who need to have knowledge of the Confidential Information for purposes of the rights and obligations contemplated by this Agreement.

(b)

Each Party shall ensure that its and its Affiliates’ employees, directors, officers, representatives and agents and those persons listed in Section 6.5(a)(i) are made aware of this Section 6.5 and comply with the provisions of this Section 6.5. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)

If in compliance with Applicable Laws, either Party is required to file this Agreement on SEDAR or EDGAR, such Party shall notify the other Party of such requirement within two Business Days of the date of this Agreement, and the Parties shall consult with each other with respect to any proposed redactions to the Agreement in compliance with Applicable Laws before it is filed on SEDAR or EDGAR. Neither Party shall file this Agreement on SEDAR or EDGAR without reasonable prior consultation with the other Party, provided that such reasonable prior consultation shall not prohibit either Party from filing this Agreement on SEDAR or EDGAR redacted only to the extent such Party considers it permitted pursuant to Applicable Laws.

(d)

The PSA Entities and the Purchasers will consult with each other before issuing any press release or otherwise making any public disclosure in respect of this Agreement and the transactions contemplated hereunder and shall not issue any such press release or make any such public disclosure before receiving the consent of the other Party. Nothing in this Section 6.5(d) prohibits any Party from making a press release or other disclosure required by Applicable Laws or by the policies or rules of any stock exchange.

6.6	Adverse Impact to Payable Gold

Banro and the Seller shall promptly notify the Purchasers regarding any matter that has or is reasonably likely to have a Material Adverse Effect or any occurrence of or circumstances that may result in a Banro Event of Default, including, for greater certainty, receipt of a notice of acceleration in respect of any indebtedness or obligations or an intention to enforce security against any of the Project Assets. Banro and the Seller shall seek to comply with this Section 6.6, to the extent commercially reasonable and subject to compliance with Applicable Laws and stock exchange policy, prior to any public announcement regarding the matter.

6.7	Proper Practices

Each of the Parties agrees that it will comply in all material respects with the Corruption of Foreign Public Officials Act (Canada), the Bribery Act (United Kingdom) and any other applicable anti-corruption legislation in connection with its dealings relating to this Agreement and the Namoya Project.

Banro and the Seller shall comply with all Applicable Laws in all material respects, including without limitation, the World Gold Council Conflict-Free Gold Standard, with respect to all operations at the Namoya Project.

6.8	Expropriation

[Redacted]

6.9	Banro Covenants

(a)

During the Delivery Period, Banro shall not (i) declare or pay any dividend on the common shares in the capital of Banro, or (ii) make any payments to directors or management of Banro not in the ordinary course of business, and shall not, and will cause the Banro Group Entities to not, pursue any construction of projects (other than the Namoya Project and the projects known as the Twangiza Project, the Kamituga Project and the Lugushwa Project, including, for greater certainty the permitted hydro projects) and will not pursue any exploration activities other than in connection with such projects and with respect to properties held by Banro Congo Mining S.A.

(b)

Banro shall guarantee that the Seller and all Banro Group Entities shall observe, satisfy, perform and pay all actions, covenants, indebtedness, liabilities and obligations of each to the Purchasers in accordance with the terms of this Agreement. The Parties acknowledge and agree that any breach by Banro of its obligations under this Section would cause the Purchasers irreparable harm for which monetary damages alone would not be a sufficient remedy and that therefore the Purchasers may seek and obtain orders of specific performance, injunctions and other equitable remedies and remedies available under civil laws against Banro with respect thereto as a court of competent jurisdiction or an arbitrator under Section 13.1 may see fit to grant with respect to any such breach and neither Banro, the Seller or any Banro Group Entity shall oppose or seek to deny any such remedies.

ARTICLE 7
BANRO TRANSFERS AND CONTROL

7.1	Owner of Project Assets

Subject to Section 7.3 and except as provided in Section 8.2, the PSA Entities shall be the only legal and beneficial owners of the Project Assets, and Banro and the Seller shall ensure that no person other than the PSA Entities hold or acquire any ownership right, as applicable, or title in or to the Project Assets. Subject to the last paragraph of Section 7.3, Banro and the Seller shall maintain, or cause to be maintained, the Properties in good standing and, in all material respects, all Approvals related thereto, including without limitation taking all actions necessary, and making such expenditures and investments as are required, to keep its mineral claims, mineral leases, mineral and exploration licenses and other mining rights in good standing. Without limiting the generality of the foregoing, Banro and the Seller shall apply for and obtain any and all available renewals and extensions of the its mineral claims, mineral leases, mineral and exploration licenses and other mining rights and Approvals in respect of the Properties. Notwithstanding the foregoing, this Section 7.1 shall not restrict any leased personal property (provided that the lessee is the Seller) or personal property that is equipment that is obsolete or no longer in use under the Operating Plan.

7.2	Prohibited Transfers and Changes of Control

Except as set out in Section 7.3, Banro and the Seller shall not, and shall ensure that the Namoya Holdcos and any subsidiary of the Seller or Banro to which the Project Assets have been Transferred in accordance with Section 7.3(c), holding Project Assets, does not during the Delivery Period:

(a)	Transfer, in whole or in part, directly or indirectly, the Project Assets or any right, title or interest therein; or

(b)

agree to, or enter into any agreement, arrangement or other transaction with any person that would cause, or otherwise allow or permit to exist, a Change of Control of any Banro Group Entity, including any subsidiary of the Seller or Banro to which the Project Assets have been Transferred in accordance with Section 7.3(c), holding Project Assets.

7.3	Permitted Transfers and Changes of Control

Section 7.2 shall not prohibit a Transfer or Change of Control, if:

Transfer of the Project Asset

(a)	in the case of a direct or indirect Transfer of the Project Assets to a person that is not a PSA Entity:

(i)	the Seller or Banro shall have provided the Purchasers with at least 30 days prior written notice of the proposed Transfer;

(ii)

all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are transferred to the same transferee;

(iii)

the Seller and any other applicable Banro Group Entity transfers and assigns all of its rights and obligations under this Agreement to the same transferee concurrently with any such Transfer, and such transferee assumes in favour of the Purchasers all of the Seller’s and, if applicable, the other Banro Group Entities’ obligations under this Agreement pursuant to an agreement in form and substance satisfactory to the Purchasers, acting reasonably;

(iv)

the transferee complies with the conditions set forth in Sections 3.3(a), (c) and (d) as such sections pertain to such transferee, including an opinion as to the title to the Properties and delivers an officer's certificate confirming the representations and warranties in Schedule D.

(v)

the transferee, and its Affiliates in the case of Section 8.2(c), grant the same charges and security interests in, to and over the PSA Collateral, and enter into the same Security Agreements as those entered into pursuant to Section 8.2

(vi)	there is no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) that has occurred and is continuing; and

(vii)

the Purchasers confirm in writing that they do not reasonably expect such Transfer or Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, the reference to “PSA Entity” shall instead refer to “transferee entity” for the purposes of this Section 7.3(a)(vii));

Change of Control

(b)

in the case of a Change of Control of Banro, the Seller, the Namoya Holdcos or any subsidiary of the Seller or Banro to which the Project Assets have been transferred in accordance with Section 7.3(c):

(i)	the Seller or Banro shall have provided the Purchasers with at least 30 days prior written notice of the proposed Change of Control;

(ii)	(1) the transferee, if not itself controlled by another person; or (2) the Affiliate of the transferee that is not itself controlled by any other person:

(A)

assumes in favour of the Purchasers all of the obligations of Banro under this Agreement, such assumption to occur by an agreement in form and substance satisfactory to the Purchasers, acting reasonably; and

(B)

complies with the conditions set forth in Sections 3.3(a), (c) and (d) as such sections pertain to such Affiliate or transferee and delivers an officers certificate confirming the representations and warranties in Schedule D.

(iii)	in respect of such Change of Control:

(A)	there is a similar Change of Control of all of the subsidiaries of the Seller and such subsidiaries of Banro and the Seller to the same person; and

(B)

the person acquiring control of the Seller, its subsidiaries and such subsidiaries of Banro, and the Affiliates of such person, grants the same charges and security interests in and to the PSA Collateral contemplated by Section 8.2;

(iv)	there is no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) that has occurred and is continuing; and

(v)

the Purchasers confirm in writing that they do not reasonably expect such Transfer or Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, the reference to “PSA Entity” shall instead refer to “transferee entity” for the purposes of this Section 7.3(b)(v));

Inter-corporate Transfer

(c)	in the case of a direct or indirect Transfer of the Project Assets to Banro or a subsidiary of Banro:

(i)	Banro provides a confirmation in favour of the Purchasers that its obligations under this Agreement shall continue in full force and effect despite any such Transfer; and

(A)

if all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are Transferred to the same transferee, then the provisions of Sections 7.3(a)(i) through 7.3(a)(vii) are complied with mutatis mutandis; or

(B)

if less than all of the Project Assets are Transferred to one or more Banro Group Entities and/or one or more other directly or indirectly wholly-owned subsidiaries of Banro (provided that the maximum number of entities to which such Transfers will occur shall not exceed five (5)), then:

(1)	the provisions of Sections 7.3(a)(i), 7.3(a)(iv), 7.3(a)(v) and 7.3(a)(vi) are complied with mutatis mutandis; and

(2)	the Seller provides a confirmation in favour of the Purchasers that its obligations under this Agreement shall continue in full force and effect despite any such Transfer;

Joint Ventures and Minority Dispositions

(d)

in the case of a PSA Entity entering into a minority interest disposition, joint venture or other similar commercial arrangement with another person that is not a Banro Group Entity with respect to the Properties:

(i)	the Seller or Banro shall have provided the Purchasers with at least 30 days prior written notice of the proposed disposition, joint venture or other similar commercial arrangement;

(ii)	Banro retains at least an indirect 50% undivided interest in the Properties;

(iii)	a PSA Entity is at all times the operator of the Properties;

(iv)

such other person agrees in a document, or documents, acceptable to the Purchasers, acting reasonably, with the PSA Entity, the Purchasers and any other such person to acknowledge the obligations of the Seller under this Agreement and the Security Agreements, including the granting to the Purchasers of all the security interests contemplated thereunder; provided that, if such other person acquires any legal right, title or interest in and to any of the Project Assets (including any registered or recorded title in and to the Properties), such person assumes on a joint and several basis with the Seller all of the obligations and duties under this Agreement and grants the same charges and security interests in, to and over the Project Assets to which it acquires any legal right, title or interest, and enters into the same Security Agreements entered into by the Seller and its subsidiaries pursuant to Section 8.2;

(v)

all filings have been made and all other actions have been taken that are required in order for the Purchasers to continue at all times following such transaction to have the valid and perfected security interest contemplated by Section 8.2;

(vi)

such other person complies with the conditions set forth in Sections 3.3(a), (c) and (d) as it pertains to such other person, including an opinion as to the title to the Properties if such other person acquires any registered or recorded and legal right, title or interest in and to any of the Properties and delivers an officer's certificate confirming the representations and warranties in Schedule D.

(vii)	there is no Banro Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a Banro Event of Default); and

(viii)	the Purchasers confirm in writing that they do not reasonably expect such minority interest disposition, joint venture or other similar commercial arrangement to have a Material Adverse Effect; or

With Consent

(e)	the Purchasers provide their prior written consent.

ARTICLE 8
SECURITY

8.1	Financings and Encumbrances

(a)	During the Delivery Period, except for Permitted Indebtedness, no PSA Entity shall incur or enter into any Indebtedness.

(b)

Except as provided in this Article 8, no PSA Entity shall grant or allow to exist an Encumbrance, other than the Permitted Encumbrances, in respect of, all or any of the PSA Collateral, in favour of any other person.

8.2	Security

(a)

The Seller shall: (i) execute and deliver a guarantee in favour of the Purchasers, in form and substance satisfactory to the Purchasers, acting reasonably, guaranteeing the performance, when due, of all PSA Obligations; and (ii) grant, as security for the payment and performance, when due, of all PSA Obligations, to and in favour of the Purchasers first ranking charges and security interests (subject only to the Priority Lien Encumbrances) in, to and over Project Collateral (other than the Properties and Processing Plant), pursuant to one or more agreements (the “Seller Security Agreements”) executed by each to and in favour of the Purchasers, in form and substance satisfactory to the Purchasers, acting reasonably, the charged amount of such charges and security interests being (i) with respect to the Payable Gold, initially the Prepayment Amount, such amount to reduce rateably upon delivery of the applicable Scheduled Monthly Quantity (the “Secured Amount”).

(b)

Banro shall cause the Guarantors and each Banro Group Entity (other than the Seller) having a direct or indirect interest in and to, now or in the future, the Project Assets: (i) to execute and deliver a guarantee in favour of the Purchasers, in form and substance satisfactory to the Purchasers, acting reasonably, guaranteeing the payment and performance, when due, of all PSA Obligations; and (ii) grant, as security for its obligations under such guarantee to and in favour of the Purchasers, first ranking charges and security interests up to the Secured Amount (subject only to the Priority Lien Encumbrances) in, to and over all present and after acquired property, and in each case including all proceeds thereof (the “Group Collateral”), all pursuant to one or more agreements (collectively, the “ Group Security Agreements”), in form and substance satisfactory to the Purchasers, acting reasonably.

(c)

Banro and the Seller shall cause the Banro Group Entities to execute and deliver a written assignment, subordination and postponement of claims (the “Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to the Purchasers, acting reasonably, that subordinates and postpones the enforcement of any such debts, liabilities and obligations and the realization of any charges or security interests to secure such claims to the Security Agreements and, from and after a Banro Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Banro Event of Default, and until such Banro Event of Default is remedied, subordinates and postpones the payment of all such debt, liabilities and obligations (other than Permitted Distributions) to the payment in full of all debts, liabilities and obligations of the Banro Group Entities to the Purchasers.

(d)

If so requested in writing by any of the Purchasers, the Banro Group Entities shall not, for so long as a Banro Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Banro Event of Default, continues, make any Distribution other than a Permitted Distribution.

(e)

At any of the Purchasers’ request, Banro shall, and shall cause the Seller (and any other Banro Group Entity from which Produced Gold is sold) to provide in any processing agreement or selling agreement that the account with any third party in respect of any Refined Gold related to the Produced Gold will form part of the Project Collateral. For certainty, and at all times, the Seller shall not, and Banro shall ensure that the Seller does not, make any Distributions other than a Permitted Distribution from such account if a Banro Event of Default, or event which with the giving of notice or the passage of time or both would constitute a Banro Event of Default, has occurred and is continuing, or if a Banro Event of Default would occur or arise immediately after, or as a result of, making a Distribution.

(f)

The PSA Entities shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as the Purchasers may from time to time reasonably require to obtain, perfect and maintain first ranking prior perfected charges and security interests in, to and over all of the PSA Collateral, subject only to Priority Lien Encumbrances.

(g)

Banro and the Seller shall not, and shall cause each Banro Group Entity to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any of the PSA Security.

(h)

In addition to the foregoing, Banro, the Seller and each applicable Banro Group Entity that has provided security to one or more Lenders where such security also secures the PSA Obligations shall not seek any discharge of any such security except where the Purchasers have provided their prior written consent, in their sole discretion, with a view to ensuring that such security or any replacement security in favour of the Purchasers continues to secure the PSA Obligations and with no change in the priority thereof. The Seller shall pay all costs and expenses associated with the foregoing including in connection with the preparation and registration of all documentation in connection therewith that is required by the Purchasers.

8.3	Stockpiling

The Seller shall not stockpile, store or place Produced Gold off of the Properties unless the Seller has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that the Purchasers’ rights to the Produced Gold shall be preserved. Such agreement shall provide, inter alia, that (a) the Purchasers’ rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect; (b) the Purchasers’ rights in and to the Produced Gold shall be the same as if the Produced Gold were situate on the Properties; (c) the Purchasers’ rights set forth in this Section 8.3 shall have precedence over the rights to the Produced Gold of the property owner where the Produced Gold is stockpiled, stored or placed; (d) the agreement shall be irrevocable as long as the Produced Gold, or any part thereof, remains on the property not part of the Properties and (e) the Purchasers shall have substantially similar access rights and obligations as provided in Section 5.5.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1	Representations and Warranties of Banro and the Seller

Banro and the Seller, acknowledging that the Purchasers are entering into this Agreement in reliance thereon, hereby make the representations and warranties set forth in Schedule D to the Purchasers on and as of the date of this Agreement on a joint and several basis. The representations and warranties set forth in Schedule D shall be deemed to be repeated by Banro and the Seller as of the date of the Closing Date.

9.2	Representations and Warranties of the Purchasers

The Purchasers severally, acknowledging that Banro and the Seller are entering into this Agreement in reliance thereon, hereby makes the representations and warranties set forth in Schedule E to Banro and the Seller on and as of the date of this Agreement. The representations and warranties set forth in Schedule E shall be deemed to be repeated by the Purchasers severally as of the date of the Closing Date.

9.3	Survival of Representations and Warranties

The representations and warranties set forth in Schedule D and Schedule E shall survive the execution and delivery of this Agreement.

9.4	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of Banro and the Seller, it shall be deemed to refer to the actual knowledge of any of Banro’s and the Seller’s Chief Executive Officer, Chief Financial Officer, Vice-President, General Counsel and Secretary and Head of Projects and Operations and all knowledge which such persons would have if such persons made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person.

ARTICLE 10
BANRO EVENTS OF DEFAULT

10.1	Banro Events of Default

Each of the following events or circumstances constitutes an event of default by the PSA Entities (each, a “Banro Event of Default”):

(a)

the Seller fails to sell and deliver the Payable Gold to any of the Purchasers on the terms and conditions set forth in this Agreement within three (3) Business Days after receipt of notice from such Purchasers notifying the Seller of such default;

(b)

other than as provided in Section 10.1(a), any PSA Entity is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement or any Security Agreement in any material respect, which breach or default is not remedied within a period of 30 days following delivery by any of the Purchasers to the PSA Entities of written notice of such breach or default, or such longer period of time as the Purchasers collectively may determine in their sole discretion;

(c)

any of the representations or warranties given by Banro and the Seller is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by any of the Purchasers to Banro and the Seller of written notice of such inaccuracy, or such longer period of time as the Purchasers collectively may determine in their sole discretion;

(d)

in respect of Indebtedness, any (i) failure by any Banro Group Entity to pay such Indebtedness at the stated maturity thereof or as a result of which, the holder of such Indebtedness has declared the principal thereof to be due and payable prior to the stated maturity thereof, or any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any such Indebtedness of any Banro Group Entity, the effect of which is to permit the holder of such Indebtedness to declare the principal amount thereof to be due and payable prior to its stated maturity and in respect of which such holder has so declared the principal amount to be payable; or (ii) failure by any Banro Group Entity to perform or observe any covenant or agreement to be performed or observed by it contained in any other agreement or in any instrument evidencing any of such Indebtedness, the effect of which is to permit the holder of such Indebtedness to declare the principal amount thereof to be due and payable prior to its stated maturity and in respect of which the holder has so declared the principal amount to be payable or has sought to enforce a guarantee in respect thereof;

(e)	upon the occurrence of an Insolvency Event affecting either Banro or the Seller; or

(f)

except as otherwise contemplated herein, the PSA Security does not constitute a first ranking Encumbrance over the PSA Collateral, subject only to the Priority Lien Encumbrances, and does not become a first ranking charge, subject only to the Priority Lien Encumbrances, within 20 days of receipt of notice from any of the Purchasers notifying the PSA Entities of such default.

10.2	Remedies

(a)

If a Banro Event of Default occurs and is continuing, the Purchasers (collectively, except in respect of clause (i) below, which may be demanded by any Purchaser) shall have the right, upon written notice to Banro and the Seller, and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(i)	demand all amounts and deliveries owing by the Seller to such Purchasers;

(ii)

terminate this Agreement by written notice to Banro and the Seller and, without limiting Section 10.2(a)(i), demand all losses suffered or incurred as a result of the occurrence of such Banro Event of Default and termination, including a net present value calculation of the Payable Gold that would have been delivered by the Seller to the Purchasers hereunder, but for the occurrence of such Banro Event of Default. Upon demand from the Purchasers, the Seller shall promptly pay all such amounts to the Purchasers;

(iii)	access the Properties following one (1) Business Day’s notice; and

(iv)	enforce the PSA Security.

(b)

The Parties hereby acknowledge and agree that: (i) the Purchasers will be damaged by a Banro Event of Default; (ii) it would be impracticable or extremely difficult to fix the actual damages resulting from a Banro Event of Default; (iii) any sums payable in accordance with Section 10.2(a) with respect to a Banro Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 10.2(a) or with respect to a Banro Event of Default represents a reasonable estimate of fair compensation for the losses that may reasonably be anticipated from such Banro Event of Default in full and final satisfaction of all amounts owed in respect of such Banro Event of Default.

(c)	For greater certainty, if the Purchasers do not exercise their right under Section 10.2(a)(ii), the obligations of Banro and the Seller or any successors shall continue in full force and effect.

ARTICLE 11
PURCHASER EVENTS OF DEFAULT

11.1	Purchaser Events of Default

Each of the following events or circumstances constitutes an event of default by a Purchaser (each, a “Purchaser Event of Default”):

(a)

a Purchaser is in breach or default of any of its covenants or obligations set forth in this Agreement in any material respect, and such breach or default is not remedied within a period of 30 days following delivery by the Seller to such Purchaser of written notice of such breach or default, or such longer period of time as the Seller may determine in its sole discretion; or

(b)

any of the representations or warranties given by a Purchaser is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by the Seller to such Purchaser of written notice of such inaccuracy, or such longer period of time as the Seller may determine in its sole discretion.

11.2	Remedies

If all of the conditions precedents set out in Section 3.3 have been satisfied and a Purchaser Event of Default in respect of a failure to pay the Prepayment Amount occurs and is continuing and the Purchaser fails to cure such Purchaser Event of Default in full within 90 days of written notice from the Seller of such default, then the Seller may elect to at any time thereafter so long as the Purchaser has not already cured the Purchaser Event of Default, to terminate the Agreement solely in respect of that Purchaser and its Pro Rata Share of the Payable Gold. In the event of any other Purchaser Event of Default under Section 11.1 having occurred that is continuing, then Banro and the Seller shall have no right to terminate this Agreement, but shall be entitled to all other remedies available to it at law or in equity.

ARTICLE 12
TERMINATION ENTITLEMENT

12.1	Termination Entitlement

If the Seller wishes to terminate the delivery of Payable Gold to the Purchasers during the Delivery Period in accordance with the terms and conditions of this Agreement (a “Seller Termination Event”), it shall provide written notice thereof to the Purchasers and the purchase of Refined Gold not delivered shall be cancelled and the Purchasers shall be entitled to receive [Commercially sensitive information redacted].

ARTICLE 13
GENERAL

13.1	Disputes and Arbitration

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of written notice by either Party of such dispute, controversy or claim) shall be referred to the chief executive officer of each of Banro and the Purchasers for prompt resolution. Any such dispute, controversy or claim which cannot be resolved by the chief executive officers within 15 days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration in accordance with the rules for arbitration set out in Schedule G. The determination of such arbitrator shall be final and binding upon the Parties and there shall be no appeals from any determination of the arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Section 13.1 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

13.2	Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

13.3	Reimbursement of Expenses

(a)

The Seller and Banro shall pay to the Purchasers all reasonable costs and expenses (including all reasonable legal fees and disbursements of counsel) incurred by the Purchasers in connection with transactions relating to this Agreement, including:

(i)

the fees and expenses of engineering, environmental, insurance consulting and other expert or professional services retained by the Purchasers and any on-site inspections by the Purchasers or its representatives;

(ii)	the commissions, fees and expenses of any selling agent engaged to monetize the Payable Gold;

(iii)	advice of counsel with respect to the this Agreement, the Security Agreements or any transaction contemplated thereunder;

(iv)

the enforcement of this Agreement or any Security Agreement or the enforcement or preservation of rights thereunder or the bringing of any action, suit or proceeding with respect to the enforcement of this Agreement or any Security Agreement or any such right or seeking any remedy which may be available to the Purchasers at law or in equity;

(v)	the maintenance of the registration, filing and the perfection of the Security Agreements and the Encumbrances thereof;

(vi)	any amendments, waivers or consents requested by the Seller pursuant to the provisions hereof or any other Security Agreement; and

(vii)	the ongoing fees and expenses in connection with the administration of the Purchasers, including fees and expenses related to fiscal and collateral agents, valuation tax reporting and audit.

(collectively, the “Reimbursable Expenses”).

(b)	The obligations of the Seller under this Section 13.3 shall survive the payment and performance of the Seller’s obligations hereunder and the termination of this Agreement.

13.4	Termination; Survival

This Agreement shall terminate immediately upon the delivery of all the Payable Gold. Notwithstanding the foregoing, the following provisions shall survive termination of this Agreement: Article 4, 5.1, 6.5, 6.9, 10.2, 11.2, 13.1, 13.7, 13.9 and Schedule G and such other provisions of this Agreement as are required to give effect thereto.

13.5	No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchasers and any Banro Group Entity.

13.6	No Royalty

Nothing herein shall be construed to create, expressly or by implication, a royalty between the Purchasers on the one hand and any Banro Group Entity on the other hand.

13.7	Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

13.8	Notices

Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by facsimile transmission or sent by electronic mail in PDF format, addressed to:

(a)	If to either Banro or the Seller, to:

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario, M5X 1E3, Canada

Attention:	Chief Financial Officer
Telecopier No.:	416-366-7722

with a copy to:

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street
Toronto, Ontario, M5J 2Z4, Canada

Attention:	Mike Moher
Telecopier No.:	416- 216-3930

(b)	If to the Purchasers, to:

[Redacted]

with a copy to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention:	Kari MacKay
Telecopier No.:	416-979-1234

and [Redacted]

Any notice or other communication given in accordance with this section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at of the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by facsimile transmission or electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

13.9	Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and coordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement and neither Party or its Affiliates shall act in this regard without reasonable prior consultation with the other Party, unless such disclosure is required to meet timely disclosure obligations of such Party or its Affiliates under Applicable Laws in circumstances where prior consultation with the other Party is not practicable, and a copy of such disclosure shall be provided to the other Party at such time as it is made publicly available.

13.10	Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

13.11	Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

13.12	Entire Agreement

This Agreement together with the Security Agreements, constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement or the Security Agreements.

13.13	Parity Debt Sharing Confirmation

The Purchasers hereby agree, for the benefit of all holders of each other existing and future Series of Parity Lien Debt and each existing and future Parity Debt Representative, all Parity Lien Obligations will be and are secured equally and ratably by all Liens (as defined in the Collateral Trust Agreement) at any time granted by Banro or any Obligor (as defined in the Collateral Trust Agreement) to secure the PSA Obligations and the Secured Amount, whether or not upon property otherwise constituting Collateral (as defined in the Collateral Trust Agreement), that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Parity Lien Obligations equally and ratably and that the Purchasers are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

13.14	Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

13.15	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

13.16	Assignment

(a)	This Agreement shall enure for the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

(b)

The Purchasers shall be entitled at any time and from time to time to Transfer any, or all, of its rights and obligations under this Agreement without the consent of the Seller or Banro and, in connection therewith may transfer a participating or other interest in this Agreement.

(c)

Except as provided in Section 7.3, none of the PSA Entities shall assign, in whole or in part, any of its rights and obligations under this Agreement or the Security Agreements without the prior written consent of the Purchasers. In no event shall any rights or obligations under this Agreement or the Security Agreements be assigned by the PSA Entities other than together with a transfer of the Project to the same assignee.

(d)	This Agreement may not be assigned in whole or in part to any Restricted Person.

13.17	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

NAMOYA GOLD FORWARD HOLDINGS II LLC

Per:	(signed)
	Name:	[Redacted]
	Title:	[Redacted]

Per:	(signed)
	Name:	[Redacted]
	Title:	[Redacted]

BAIYIN INTERNATIONAL INVESTMENT LTD

Per:	“Jiongjie Lu”
	Name:	Jiongjie Lu
	Title:	Authorized Representative

BANRO CORPORATION

Per:	“Rory Taylor”
	Name:	Rory Taylor
	Title:	Chief Financial Officer

NAMOYA MINING S.A.

Per:	“Desire Sangara”
	Name:	Desire Sangara
	Title:	Chairman of the Board

SCHEDULE A

PERMITTED PRIOR UNSECURED INDEBTEDNESS

Unsecured Indebtedness of Banro and any of the other Banro Group Entities in the following principal amounts payable to the following creditors (the principal amounts shall reduce as the obligations are repaid, unless such Indebtedness is extended or refinanced):

[Details of individual creditors redacted]

Amended and Restated Gold PSA

SCHEDULE B
DESCRIPTION OF SELLER’S PROPERTIES (WITH MAP)

[Redacted]

SCHEDULE C
SECURITY AGREEMENTS

•	Joinder and sharing confirmations as Parity Lien Debt

•	Guarantees contemplated by Section 8.2(b)

•	Assignment, Subordination and Postponement of Claims contemplated by Section 8.2(c)

•	Pledge of accounts with any Processor

SCHEDULE D
BANRO AND SELLER REPRESENTATIONS AND WARRANTIES

Each of Banro, on behalf of and in respect of itself and each PSA Entity, and the Seller hereby represents and warrants to the Purchasers as follows:

(a)

it is a company validly existing and in good standing under the laws of its jurisdiction of incorporation and is up to date in respect of all filings required by law to maintain its existence, and it is qualified or licensed to do business in each jurisdiction in which the nature of its business or the nature and location of its assets requires such qualification or licensing except where such failure to be qualified or licensed would not reasonably be expected to have a Material Adverse Effect;

(b)

all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and the Security Agreements to which it is a party and performing its obligations hereunder and thereunder;

(c)

it has the requisite corporate power, capacity and authority to own and lease its assets and carry on its business and to enter into this Agreement and the Security Agreements to which it is a party and to perform its obligations hereunder and thereunder;

(d)

this Agreement and the Security Agreements to which it is a party and the exercise of its rights and performance of its obligations hereunder and thereunder do not and will not, (i) conflict with, violate, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), any written or oral contract, agreement, license, concession, indenture, mortgage, debenture, bond, note or other instrument to which it is a party, subject or otherwise bound (including with respect to its assets), in each case other than such a conflict, violation, breach, default or event that would not reasonably be expected to have a Material Adverse Effect, (ii) conflict with or violate its constating or constitutive documents, (iii) conflict with or violate any Applicable Laws, or (iv) except as contemplated by this Agreement or the Security Agreements, result in, or require, the creation or imposition of any Encumbrance upon or with respect to any of its assets or properties;

(e)

the issued capital of the Seller consists of 1,000,001 shares, all of which are outstanding as fully paid and non-assessable shares in the capital of the Seller and are beneficially owned as to 100% by Namoya (Barbados) Limited;

(f)

the authorized share capital of Namoya (Barbados) Limited consists of an unlimited number of common shares and 25,000 preferred shares, of which, as of the date hereof, only 1,200,001 common shares are issued and outstanding as fully paid and non-assessable shares in the capital of Namoya (Barbados) Limited and are legally and beneficially owned by Banro Group (Barbados) Limited (as to 1,000,101 common shares) and Banro (as to 199,900 common shares);

(g)

the authorized share capital of Banro Group (Barbados) Limited consists of an unlimited number of common shares and an unlimited number of preferred shares, of which, as of the date hereof, only 5,000,101 common shares are issued and outstanding as fully paid and non-assessable shares in the capital of Banro Group (Barbados) Limited and are legally and beneficially owned as to 100% by Banro;

(h)

other than the consents listed in Section 3.3 and the subordination provisions of the Security Agreements being satisfactory to the Purchasers, no notices, filings or Approvals are required to be made or obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the Security Agreements to which it is a party or the transactions contemplated hereby and thereby other than those Approvals that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary and such Approvals the failure of which to have or obtain, will not have a Material Adverse Effect;

(i)

each of this Agreement and the Security Agreements to which it is a party has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except to the extent enforcement may be affected by Applicable Laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies;

(j)

it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it, and it will not suffer any Insolvency Event in connection with the execution and delivery or the performance by it of this Agreement or the Security Agreements to which it is a party or the transactions contemplated hereby and thereby;

(k)

no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) or Material Adverse Effect has occurred and is continuing under this Agreement or any Security Agreement to which a PSA Entity is a party;

(l)

except for the obligations permitted under the Collateral Trust Agreement, no person has any agreement, option or right of first refusal to acquire, or right, title or interest in or to, or right capable of becoming an agreement, option or right of first refusal to acquire, or right, title or interest in or to, the Namoya Project, the Properties, the Project Assets or the gold produced from the Properties;

(m)

it has paid when due and payable all mining patents, fees, Taxes or other amounts required to maintain in good standing and renew, as applicable, all mining claims, rights, concessions and interests necessary for the operation of the Namoya Project, the Properties and all other properties of the Banro Group Entities (and will deliver to the Purchasers on or prior to the Closing Date a schedule of renewal dates related thereto), and all other actions and all other obligations as are required to maintain the Namoya Project, the Properties and all other properties of the Banro Group Entities have been taken and complied with in all material respects;

(n)

it has obtained or been issued all material Approvals (including environmental approvals and surface and access rights) necessary for the operation of the Namoya Project, the Properties and all other properties of the Banro Group Entities, other than those that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary, where the failure to have or obtain such Approvals would not reasonably be expected to have a Material Adverse Effect, and there are no facts or circumstances that might reasonably be expected to adversely affect the issuance or obtaining of any such material Approvals;

(o)

the mineral claims referred to in Schedule B and the mining convention with the government of the Democratic Republic of the Congo constitute all of the rights that comprise its interest in the Properties as of the date of this Agreement and it is the registered, recorded and/or beneficial owner, as applicable, of the interest in and to the Properties set forth in Schedule B, free and clear of all Encumbrances, except Priority Lien Encumbrances and other Encumbrances permitted under the Note Indenture or as would not have a Material Adverse Effect or materially affect the security interest of the Purchasers under any Security Agreement or other security document, and the Properties constitute all of the real property, mining rights, tenement, concessions and other interests, whether created privately or through the actions of any Governmental Authority having jurisdiction that comprise the interest of Banro and the Seller in the Namoya Project, the Properties and the Project Assets;

(p)

to its knowledge, its right, title and interest in and to the Properties is not subject to any adverse claim, except as would not reasonably be expected to have a Material Adverse Effect or materially affect the security interest of the Purchasers under any Security Agreement or other security document;

(q)	the map included in Schedule B depicts the location of the Namoya Project with reasonable accuracy;

(r)

subject only to the rights of any Governmental Authority having jurisdiction, no person other than Gramercy Purchaser, RFW Purchaser and an Affiliate of Gramercy Purchaser is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Produced Gold;

(s)

it has not received any notice of any expropriation proceeding or decision to expropriate all or any part of the Namoya Project, and to its knowledge there is no expropriation proceeding pending or threatened against or affecting all or any part of the Namoya Project or of any discussions or negotiations which could reasonably be expected to lead to any such expropriation proceeding;

(t)

it and each other Banro Group Entity and the conditions on and relating to the Namoya Project, the Properties and the Project Assets and all other properties of the Banro Group Entities respecting all past and current operations conducted thereon by it are and have been in material compliance with Applicable Laws (including, the Corruption of Foreign Public Officials Act (Canada) and the Bribery Act (United Kingdom)). Without limiting the generality of the foregoing, each Banro Group Entity is in material compliance with all applicable Environmental Laws, and there are no actions, suits, claims, notices of violation, hearings, investigations or proceedings pending or, to the best of its knowledge, threatened against or affecting any Banro Group Entity with respect to the ownership, use, maintenance and operation of any of the Namoya Project, the Properties and the Project Assets relating to any applicable Environmental Laws, where any adverse determination with respect thereto or liability imposed therein could reasonably be expected to result in a Material Adverse Effect and such adverse determination is reasonably anticipated;

(u)

there is no action, suit, proceeding, investigation or claim affecting or pertaining to the Namoya Project or any part thereof and, to its knowledge, no such action, suit, proceeding, investigation or claim is threatened or outstanding;

(v)	neither it nor the Namoya Project is subject to any outstanding judgment, order, writ, injunction or decree that has or would reasonably be expected to have a Material Adverse Effect;

(w)	it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person;

(x)

except for Encumbrances permitted under the Collateral Trust Agreement, it has not granted, nor agreed to grant, an Encumbrance (secured or unsecured) affecting the PSA Collateral, or any part thereof, to any person other than to the Purchasers;

(y)

as of the date of execution of this Agreement, Banro has duly filed all material documents and information required to be filed by it under applicable securities legislation of the provinces and territories of Canada, or any rules, regulations or published policies promulgated thereunder (the “Securities Laws”) or with the Toronto Stock Exchange (all such documents filed prior to the date of execution of this Agreement, the “Public Disclosure Documents”) since January 1, 2013. As of the effective date of such Public Disclosure Documents, to its knowledge, none of the Public Disclosure Documents contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being acknowledged that if there is any inconsistency between two or more documents comprising the Public Disclosure Documents regard shall be had to the last filed document. All of the Public Disclosure Documents, as of their respective effective dates (and as of the effective dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Banro has not filed any confidential material change report with any securities regulatory authority that at the date of execution of this Agreement remains confidential. There is no material adverse change concerning Banro which has not been disclosed in the Public Disclosure Documents filed on or before the date of execution of this Agreement;

(z)

all annual and interim consolidated financial statements of Banro filed on SEDAR since January 1, 2013 are complete and correct and fairly present, in all material respects, the financial condition and results of operations of the Banro Group Entities as at the times and for the periods covered by such statements, in each case in accordance with generally accepted accounting principles, subject, in the case of any unaudited financial statements, to normal year-end adjustments and any absence of notes. All financial projections and forecasts delivered to the Purchasers represent Banro’s reasonable estimates and assumptions as to future performance, which Banro believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions;

(aa)

no event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has contravened, conflicted with or resulted in, or may contravene, conflict with or result in, a violation or breach of, or give any it or any other person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any contract, lease, license, concession, Approval, agreement, indenture, mortgage, debenture, note, instrument, or Order to which it is a party or by which it or its properties and assets may be bound, and, to its knowledge, each other person that is party thereto is in compliance in all material respects with the terms and requirements thereof, in each case, except as would not reasonably be expected to have a Material Adverse Effect;

(bb)

the corporate structure of Banro included in Banro’s annual filings filed on SEDAR on April 3, 2017 sets forth, in all material respects, the relationship between Banro and its material subsidiaries and the percentage of voting securities of such subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by Banro. The Seller has no subsidiaries or any other equity interest in any person. No Banro Group Entity is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other person with respect to the Properties or the Namoya Project;

(cc)

no Banro Group Entity has any material liabilities or obligations of any nature whatsoever, whether direct or indirect, matured or unmatured, known or unknown, fixed, absolute, accrued, contingent or otherwise, that are not reflected in the consolidated financial statements referred to in the first sentence of paragraph (z) above or in the notes thereto, other than (i) liabilities or obligations arising in the ordinary course of business since March 31, 2017 or publicly announced by Banro;

(dd)

(i) each Banro Group Entity has filed or caused to be filed on a timely basis all national, federal, state, provincial, other applicable jurisdictional and material local tax returns that were required to be filed by or with respect to it pursuant to Applicable Laws, (ii) all tax returns filed by such Banro Group Entity are complete and correct and comply with Applicable Laws in all material respects, (iii) each Banro Group Entity has paid, or made provisions for the payment of, all material Taxes that have been or could have become due for all periods covered by any tax return or otherwise, (iv) each Banro Group Entity has withheld or collected and paid to the proper Governmental Authority or other person all material Taxes required to be withheld, collected or paid by it, (v) no claim has been made by any Governmental Authority in a jurisdiction where any Banro Group Entity does not file tax returns that such Banro Group Entity is or could be subject to taxation by that jurisdiction, (vi) to its knowledge, no tax return of any Banro Group Entity is under audit by any Governmental Body, and (vii) no proceedings are pending or, to its knowledge and the knowledge of each Banro Group Entity, threatened by or before any Governmental Body with respect to material Taxes of any Banro Group Entity;

(ee)

its properties, assets and operations are insured with reputable insurance companies (not Affiliates of any Banro Group Entity), in such amounts, with such deductibles and covering such risks as is customarily carried by companies engaged in similar businesses and owning similar properties in the localities where the applicable Banro Group Entity operates;

(ff)

the chief executive office and principal place of business of it is as disclosed in writing by Banro to the Purchasers, and the material books and records of it are located at its chief executive office, and the only other offices and/or locations where it keeps the collateral as may be set forth in the Security Agreements (except for inventory which is in transit) or conducts any of its business is as disclosed in writing by Banro to the Purchasers;

(gg)	there is no strike, lock-out or other work stoppage or labour dispute occurring or, to its knowledge, threatened that would have a Material Adverse Effect;

(hh)

except as disclosed in writing by Banro to the Purchasers, no Banro Group Entity or any of its Affiliates sponsors, maintains or contributes to, or at any time during the last six years has sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to) any Employee Benefit Plan (as defined below) that is (or was) subject to the laws of the United States of America. Each Employee Benefit Plan mandated by a Governmental Authority (other than the United States of America or a constituent state thereof) or subject to the laws of a jurisdiction outside of the United States of America (“Foreign Company Plan”) that is intended to qualify for special tax treatment meets all of the requirements for such treatment and has obtained all necessary approvals of all relevant Governmental Authorities. No Foreign Company Plan has any unfunded liabilities, determined in accordance with generally accepted accounting principles, that have not been fully accrued on Banro’s financial statements or that will not be fully offset by insurance. All Foreign Company Plans are registered where required by, and are in good standing under, all Applicable Laws. For purposes of this paragraph, “Employee Benefit Plan” means any employee benefit plan, program, policy or arrangement sponsored, maintained or contributed to by a Banro Group Entity or any of their respective Affiliates or with respect to which the Seller, any Banro Group Entity or any of their respective Affiliates has any liability or obligation;

(ii)

it and each other Banro Group Entity owns, licenses or otherwise has the right to use all material licenses, Approvals, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other person with respect thereto. No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Banro Group Entity infringes upon or conflicts with any rights owned by any other person. No claim or litigation regarding any of the foregoing is pending or, to its knowledge, threatened;

(jj)

the most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves, if any, and technical reports disclosed in the Public Disclosure Documents pertaining to the Namoya Project, the Properties, the Project Assets and all other properties of the Banro Group Entities have been prepared and disclosed in accordance with accepted mining industry practices and in accordance with the requirements prescribed by NI 43-101 and the companion policy thereto (as in effect on the date of publication of the relevant report or information); it has no knowledge that the mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Public Disclosure Documents are inaccurate in any material respect; there are no outstanding unresolved comments of any securities commission or other securities regulatory authority in each province and territory of Canada in which Banro is a reporting issuer in respect of the NI 43-101 technical disclosure made in Public Disclosure Documents; and, to its knowledge, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves, if any, of the Banro Group Entities, from the amounts last disclosed in the Public Disclosure Documents;

(kk)

neither it nor any other Banro Group Entity has employed any broker or finder or incurred any liability for any brokerage fee, commission, finders’ fee or any other similar payment in connection with the transactions contemplated by this Agreement that could give rise to any claim against the Purchasers for brokerage fees, commissions, finders’ fees or any other similar payments; and

(ll)

all materials and information made available to the Purchasers prior to the date of this Agreement have been prepared in good faith and are true and correct in all material respects as at the date of such material and such materials do not omit any material information reasonably necessary to make all such material not misleading.

SCHEDULE E
PURCHASERS REPRESENTATIONS AND WARRANTIES

Each Purchaser hereby represents and warrants to Banro and the Seller as follows:

(a)	it is an exempted company duly incorporated and validly existing under the laws of its jurisdiction of formation or existence and is up to date in respect of all filings required by law;

(b)

all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and performing its obligations hereunder thereunder;

(c)	it has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder;

(d)

this Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents, or (iii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a material adverse effect on the Purchaser or the performance of its obligations under this Agreement;

(e)	no Approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(f)	this Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms;

(g)	it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it; and

(h)	it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

SCHEDULE F
TERMINATION AMOUNT

[Commercially sensitive information redacted]

SCHEDULE G
DISPUTE RESOLUTION

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of this Agreement.

1.	Initiation of Arbitration Proceedings

(a)

If either Party wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within five days after receipt of such notice, the other Party shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party. If such notice is not given within such five day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such five day period such arbitrator shall be chosen by ADR Chambers Inc., Toronto, Ontario at the written request of either Party.

(b)

The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party or a person who is otherwise regularly retained by either of the Parties.

(c)

The costs charged by the Arbitrator selected shall be shared equally by the parties to the Arbitration on an interim basis subject to a final allocation of the costs of the Arbitration by the Arbitrator.

2.	Submission of Written Statements

Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(a)

Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law it relies.

(b)	Within ten days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(c)

All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(d)

After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration including, but not limited to, the scope of production of documents, the number of fact and expert witnesses to participate in the arbitration, the manner in which written or oral evidence and argument will be presented at the hearing and the length of the arbitration hearing.

3.	Meetings and Hearings

(a)

The arbitration shall take place in Toronto, Ontario or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)	All meetings and hearings will be in private unless the Parties otherwise agree.

(c)	Any Party may be represented at any meetings or hearings by legal counsel.

4.	The Decision

(a)	The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)

The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 60 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)

The Arbitrator shall determine liability for costs and may apportion costs between the Parties. Costs include the fees of the Arbitrator, legal costs and other expenses reasonably incurred in relation to the Arbitration.

5.	Jurisdiction and Powers of the Arbitrator

(a)

By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)	Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i)	determine any question of law arising in the arbitration;

(ii)	determine any question as to the Arbitrator’s jurisdiction;

(iii)	determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)	order any Party to furnish further details of that Party’s case, in fact or in law;

(v)

proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)	receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)	make one or more interim awards including any directions as to procedure to be followed on the arbitration;

(viii)	hold meetings and hearings, and make a decision (including a final decision) in Toronto, Ontario or elsewhere with the concurrence of the Parties thereto;

(ix)

order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x)	make interim orders to secure all or part of any amount in dispute in the arbitration.

6.	Confidentiality

(a)

The arbitration, including any settlement discussions between the parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration and any appeal therefrom. Neither party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b)

The award of the Arbitrator and any reasons for the decision of the Arbitrator shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either party to comply with its disclosure obligations under Applicable Law; (iii) to permit the parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the parties to consult with their professional advisors.

SCHEDULE H
PRO RATA SHARE

	Prepayment Amount	Pro Rata Share	Scheduled Monthly Deliveries	Payable Gold
RFW Purchaser	11,153,000	55.765%	972.331	11,667.970
Gramercy Purchaser	8,847,000	44.235%	771.291	9,255.494
Total	20,000,000	100.00%	1,743.622	20,923.464